Letter of Intent

October 20, 2009

Clifton Star Resources Inc.

Rogers Building

Ste. 836 - 470 Granville St.

Vancouver, BC V6C 1V5

Option to Purchase

We have had various discussions and meetings regarding the granting of options to Clifton Star Resources Inc. ("CSRI") to purchase the shares of Beattie Gold Mines Ltd. (the "Company"). This letter will confirm that we are willing to grant options to purchase the shares in the Company to CSRI on the following terms and conditions, provided that it is understood that the acquisition will be on the basis of a definitive agreement and that this letter is an expression of our respective intent and does not and shall not be construed as a binding agreement on either you or us to proceed with the acquisition. It is our understanding that:

1.

We propose to terminate all previous agreements and sign a new option agreement between the shareholders of the Company and CSRI.

2.

In return for $1.00 consideration, there would be an option agreement granted to CSRI to purchase 10% of the shares in the Company for $3,400,000 on June 1, 2010, and if the first option is exercised for 10% of the shares, an additional option to purchase all and not less than all of the remaining shares for $20,800,000 at December 1, 2012. CSRI could exercise the options in advance of these dates.

3.

In the event that CSRI exercises its option to purchase 10% of the shares of the Company, but does not exercise its option on December 1, 2012, CSRI at its option would have the right on or before December 1, 2012 to re-option for $8,800,000 the purchase of all but not less than all of the remaining shares. This new option could be exercised to purchase all of the said shares for $12,000,000 on December 1, 2017. CSRI could exercise the option in advance of this date.

4.

In the event of a change of control of CSRI or an assignment of this contract by CSRI prior to the expiry of all options, the shareholders of the Company would have the right to put their shares to CSRI and require CSRI to buy said shares. The price of the shares would be $24,200,000 if this event occurred prior to June 1, 2010 or $20,800,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $12,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

5.

Any shareholder of the Company may elect to receive CSRI shares for any portion of the payments for either the grant of any option or their shares.

6.

Concurrently, the Company (as opposed to the shareholders of the Company) would sign an agreement with CSRI to lease CSRI the mining rights to Mining Concession #292 in return for a 2% Net Smelter Royalty ("NSR") payable to the Company. The Company could pay out such monies as dividends net of income taxes and associated expenses to its shareholders at any time prior to the exercise of the option to purchase all of the shares in the Company. The lease of the mining rights would expire when the options with respect to any one of the related Companies or the Company itself expire or if there is a default under the terms of any of the contracts with either the Company or the related companies by CSRI — whichever date occurs sooner.

7.

Each party will bear their own professional costs with respect to documenting the transaction.

8.

The terms and provisions governing this transaction shall be contained in a definitive agreement containing such terms and provisions as may be appropriate under the circumstances, including representations and warranties, indemnities, covenants and conditions (including conditions as to any required governmental approvals or consents), such agreements to be subject to our mutual approval.

If the foregoing is in accordance with your understanding and is acceptable to you, please indicate by signing the enclosed copy of this letter and returning one copy to us on or before noon on Friday, October 23, 2009.

By:

Rhonda Smerchanski for and on behalf of all Shareholders of Beattie Gold Mines Ltd.

The foregoing is confirmed and accepted this

day of October, 2009.
Clifton Star Resources Inc.

By: